Filed Pursuant to Rule 424(b)(3)
                           Registration Nos. 333-136187, 333-108645, 333-111135,
                                           333-113796, 333-117178 and 333-130008

                              PROSPECTUS SUPPLEMENT
                                    Number 3
                                       to
                         Prospectus dated August 7, 2006
                                       of
                                                      HEMISPHERX BIOPHARMA, INC.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



This prospectus supplement no. 3 supplements the information provided in our prospectus dated August 7, 2006 and our prospectus supplements no. 1, dated August 14, 2006, and no. 2, dated November 14, 2006. This prospectus supplement should be read in conjunction with that Prospectus and Prospectus Supplements No. 1 and 2, which are to be delivered with this prospectus supplement.

This Prospectus Supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2006, which discloses information about our new President and Chief Operating Officer.



           The date of this Prospectus Supplement is December 4, 2006.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K


                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

                Date of Report (Date of earliest event reported)
                                November 27, 2006

                           HEMISPHERX BIOPHARMA, INC.
             (Exact name of registrant as specified in its charter)

                           Delaware 0-27072 52-0845822
               (state or other juris- (Commission (I.R.S. Employer
           diction of incorporation) File Number) (Identification No.)

              1617 JFK Boulevard, Philadelphia, Pennsylvania 19103
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (215) 988-0080


          (Former name or former address, if changed since last report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

See Item 5.02 below.

Section 5 - Corporate Governance and Management
-----------------------------------------------

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 27, 2006, we hired Anthony A. Bonelli as President and Chief Operating Officer.

Mr. Bonelli, age 56, has over twenty-five years of diversified healthcare industry experience. From September 2004 to August 2006, he served as President of Optigenex, an applied DNA sciences company. Mr. Bonelli also was the Chief Operating Officer of Optigenex from September 2004 to October 2005 and the Chief Executive Officer of Optigenex from October 2005 until August 2006. He was a principal of Anthony Bonelli Associates between August 2006 and November 2006, and between 1999 and 2004, where he advised a number of healthcare companies, including Parke-Davis, Schering-Plough Company, Aventis, Pharmacia and Pfizer. From 1998 to 1999, he was President and Chief Operating Officer of Vitaquest International, Inc., a custom developer and manufacturer of vitamins and nutritional supplements. From 1995 to 1998, Mr. Bonelli was President and Chief Operating Officer of Neuman Health Services, a healthcare/drug company. Prior to that, he was President of Health Economics Research, a consultancy, and from 1993 to 1994, he was President and Chief Operating Officer of Copely Pharmaceuticals, a generic drug manufacturer. As Vice President, Institutional Health Care SBU of Warner-Lambert's Parke-Davis Group from 1987 to 1993, he reported to the President, Parke-Davis North America, establishing an autonomous organization within the Parke-Davis Group with sales of over $500 million. Mr. Bonelli is a graduate of Harvard University with a Bachelor of Science in Biological Sciences and holds an MBA from Rutgers University Graduate School of Business and a JD from the University of San Francisco School Of Law.

Pursuant to his employment agreement, Mr. Bonelli is employed as our President and Chief Operating Officer for an initial term of two years. His employment automatically renews thereafter for successive one year periods unless either party gives written notice not to renew within 90 days of the termination date.

Mr. Bonelli will receive an annual salary at the rate of $350,000 per year through December 31, 2007 and, thereafter, at the annual rate of $400,000. His salary will be subject to cost of living increases. He will be entitled to annual bonuses in the discretion of our Chairman and Board of Directors. Mr. Bonelli received a $50,000 cash bonus and 100,000 options upon his execution of his employment agreement and his minimum cash bonus for the year ended December 31, 2007 will be $75,000. Mr. Bonelli also is entitled to an additional 50,000 options upon his successful completion of three months of employment and an aggregate of up to an additional 950,000 options upon the happening of specific business milestones. We have the right, in our sole discretion, to modify the time periods within which the milestones must be met. Each option vests upon award, expires in ten years and has an exercise price equal to 110% of the closing price of our common stock on the American Stock Exchange on the date of the award. Upon the happening of certain events, such as our merger with and in to another entity or our sale or transfer of assets or earning power aggregating 50% or more of our assets or earning capacity, provided Mr. Bonelli is still employed by us, any of the foregoing options not granted to him will be granted. He is also entitled to receive fringe benefits generally available to our executive officers and we have agreed, during his employment period, to pay premiums on a term life insurance policy in the face amount of $1,500,000 with a beneficiary of Mr. Bonelli's choosing.

The employment agreement terminates upon Mr. Bonelli's death or disability and is terminable by us for "cause" as defined in the agreement, or without cause. Mr. Bonelli has the right to terminate the agreement upon not less than 60 day's prior notice. In the event that the agreement terminates due to his death or disability, or by him, he will be entitled to fees due and payable through the last day of the month in which the termination occurs. If it is terminated by us for cause, he will be entitled to fees due and payable to him through the date of termination. If we terminate the agreement without cause, Mr. Bonelli is entitled to fees depending upon the amount of time he has been employed by us ranging from 12 months' of fees if he is terminated within the first 12 months of employment to three months' of fees if he is terminated in the 21st month of employment. Mr. Bonelli is subject to confidentiality and non-compete covenants.

R. Douglas Hulse, who has been serving part-time as our President and Chief Operating Officer of Hemispherx has resigned. Mr. Hulse had been contracted to us from The Sage Group. Mr. Hulse's various responsibilities to The Sage Group have grown to preclude him from dedicating his time fully to Hemispherx. Mr. Hulse intends to continue with Hemispherx in a capacity of Senior Advisor to our Chairman and Board of Directors.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 HEMISPHERX BIOPHARMA, INC.


November 30, 2006                           By: /s/William A. Carter
                                                ---------------------------
                                                William A. Carter M.D.,
                                                Chief Executive Officer